Exhibit 99.2

Freeline Therapeutics Holdings plc
Attendance Card

Please bring this card with you to the Meeting and present it at Shareholder registration/accreditation.

The Chairman of FREELINE THERAPEUTICS HOLDINGS PLC invites you to attend the Annual General Meeting of the Company to be held at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London, E14 5DS on 28 June 2022 at 2.00 pm UK time.

Shareholder Reference Number

Please detach this portion before posting this proxy form.

Form of Proxy - Annual General Meeting to be held on 28 June 2022

To be effective, all proxy appointments must be lodged with the Company’s Registrars at:

Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 24 June 2022 at 2.00 pm UK time.

Explanatory Notes:

1.

Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). Shareholders voting in advance of the meeting are encouraged to appoint the Chairman as their proxy rather than any other named person to ensure they can exercise their vote and be represented at the AGM. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If returned without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes (or if this proxy form has been issued in respect of a designated account for a shareholder, the proxy will exercise his discretion as to whether, and if so how, he votes).

2.

To appoint more than one proxy, an additional proxy form(s) may be obtained by contacting the Registrar’s helpline on +44 0370 702 0000 or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

3.

The ‘Vote Withheld’ option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

4.

Pursuant to the Articles of Association of the Company and Regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company at close of business on the day which is two working days before the day of the meeting. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

5.

To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the Company’s agent (ID number 3RA50) not later than 48 hours (without taking account of any part of a day that is not a working day) before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Company’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

6.

The above is how your address appears on the Register of Members. If this information is incorrect please ring the Registrar’s helpline on +44 0370 702 0000 to request a change of address form or go to www.investorcentre.co.uk to use the online Investor Centre service.

7.	Any alterations made to this form should be initialled.

8.	The completion and return of this form will not preclude a shareholder from attending the meeting and voting in person.

Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different: (i) account holders; or (ii) uniquely designated accounts. The Company and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.

177459_210505_RUN_ONS/000001/000001/SG625//i

Poll Card To be completed only if attending the AGM in person.	Ordinary Resolutions	For	Against	Vote Withheld
	1. That the Annual Report and Accounts for the financial year ended 31 December 2021, together with the Directors’ Report and independent Auditors’ Report thereon, be received and adopted.	☐	☐	☐

	2. That the Directors’ Remuneration Report set out on pages 14 to 26 of the Annual Report and Accounts for the financial year ended 31 December 2021 be approved.	☐	☐	☐

	3. That Deloitte LLP be re-appointed as auditors to hold office from the conclusion of this AGM until the conclusion of the next AGM at which the Company’s Annual Report and Accounts are presented.	☐	☐	☐

	4. That the Directors of the Company be authorised to determine Deloitte LLP’s remuneration.	☐	☐	☐

	5. That Chris Hollowood be re-appointed as a director of the Company.	☐	☐	☐

	6. That Amit C. Nathwani be re-appointed as a director of the Company.	☐	☐	☐

	7. That Martin Andrews be re-appointed as a director of the Company.	☐	☐	☐

	8. That Jeffrey A. Chodakewitz be re-appointed as a director of the Company.	☐	☐	☐

	9. That Julia P. Gregory be re-appointed as a director of the Company.	☐	☐	☐

	10. That Colin A. Love be re-appointed as a director of the Company.	☐	☐	☐

	11. That Michael J. Parini, who was appointed by the Board since the last AGM, be appointed as a director of the Company.	☐	☐	☐

12.  That the Directors of the Company be generally and unconditionally authorised for the purposes of Section 551 of the U.K. Companies Act 2006 to allot shares in the Company up to an aggregate nominal amount of Ł4,000.

		☐	☐	☐
Special Resolution

Signature In the case of a corporation, a letter of representation will be required (in accordance with section 323 of the Companies Act 2006) unless this has already been lodged at registration.

13.  That, conditional upon the passing of Resolution 12, the Directors be generally and unconditionally authorised to disapply pre-emption rights to allot equity securities for cash up to an aggregate nominal amount of Ł4,000.

		☐	☐	☐

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Form of Proxy

Shareholders voting in advance of the meeting are encouraged to appoint the Chairman as their proxy rather than any other named person to ensure they can exercise their vote and be represented at the AGM. Please complete this box only if you wish to appoint a third party proxy other than the Chairman. Please leave this box blank if you want to select the Chairman. Do not insert your own name(s).

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I/We hereby appoint the Chairman of the Meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* on my/our behalf at the Annual General Meeting of FREELINE THERAPEUTICS HOLDINGS PLC to be held at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London, E14 5DS on 28 June 2022 at 2.00 pm UK time, and at any adjourned meeting.

* For the appointment of more than one proxy, please refer to Explanatory Note 2 (see front).

☐	Please mark here to indicate that this proxy appointment is one of multiple appointments being made.	Please use a black pen. Mark with an X inside the box as shown in this example.	☒

Ordinary Resolutions	For	Against	Vote Withheld

1. That the Annual Report and Accounts for the financial year ended 31 December 2021, together with the Directors’ Report and independent Auditors’ Report thereon, be received and adopted.	☐	☐	☐

2. That the Directors’ Remuneration Report set out on pages 14 to 26 of the Annual Report and Accounts for the financial year ended 31 December 2021 be approved.	☐	☐	☐

3. That Deloitte LLP be re-appointed as auditors to hold office from the conclusion of this AGM until the conclusion of the next AGM at which the Company’s Annual Report and Accounts are presented.	☐	☐	☐

4. That the Directors of the Company be authorised to determine Deloitte LLP’s remuneration.	☐	☐	☐

5. That Chris Hollowood be re-appointed as a director of the Company.	☐	☐	☐

6. That Amit C. Nathwani be re-appointed as a director of the Company.	☐	☐	☐

7. That Martin Andrews be re-appointed as a director of the Company.	☐	☐	☐

	For	Against	Vote Withheld

8. That Jeffrey A. Chodakewitz be re-appointed as a director of the Company.	☐	☐	☐

9. That Julia P. Gregory be re-appointed as a director of the Company.	☐	☐	☐

10. That Colin A. Love be re-appointed as a director of the Company.	☐	☐	☐

11. That Michael J. Parini, who was appointed by the Board since the last AGM, be appointed as a director of the Company.	☐	☐	☐

12.  That the Directors of the Company be generally and unconditionally authorised for the purposes of Section 551 of the U.K. Companies Act 2006 to allot shares in the Company up to an aggregate nominal amount of Ł4,000.

	☐	☐	☐
Special Resolution

13.  That, conditional upon the passing of Resolution 12, the Directors be generally and unconditionally authorised to disapply pre-emption rights to allot equity securities for cash up to an aggregate nominal amount of Ł4,000.

	☐	☐	☐

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as they see fit or abstain in relation to any business of the meeting.

Signature	Date	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).
	DD/MM/YY

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